SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Citizens Effingham Bancshares, Inc.
(Name of Issuer)
Citizens Effingham Bancshares, Inc.

Harry H. Shearouse	Michael T. Lee
Jon G. Burns	Thomas C. Strickland, Jr.
Charles E. Hartzog	Mariben M. Thompson
Philip M. Heidt	Thomas O. Triplett, Sr.
W. Harvey Kieffer	H. Mitchell Weitman
C. Murray Kight	Wendel H. Wilson
(Names of Person(s) Filing Statement)
Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)
Harry H. Shearouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield, Georgia 31329
(912) 754-0754

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy To:
Beth Lanier, Esq.
Powell Goldstein LLP
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6600
     This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,539,648	$181.22

*	For purposes of calculating the fee only. This amount assumes 72,520 shares of common stock of the subject company will be exchanged for 72,520 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of June 30, 2005, which was $21.31 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$181.22	Filing Party:	Citizens Effingham Bancshares, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	September 30, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with the amendment to the articles of incorporation (the “Articles of Amendment”) of Citizens Effingham Bancshares, Inc. (“Citizens Effingham” or the “Company”), which provides for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of 500 or fewer shares into the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which Citizens Effingham’s shareholders will consider and vote upon the Articles of Amendment.
     All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.
Item 1. Summary Term Sheet
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”
Item 2. Subject Company Information
The required information is incorporated herein by reference to the caption to the Notice of the Annual Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “APPROVAL OF THE ARTICLES OF AMENDMENT—Description of the Articles of Amendment,” “INFORMATION ABOUT CITIZENS EFFINGHAM AND ITS AFFILIATES —Recent Affiliate Transactions in Citizens Effingham Stock and —Market for Common Stock and Dividends,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”
Item 3. Identity and Background of Filing Person
The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Citizens Effingham Bancshares, Inc., 802 South Laurel Street, Springfield, Georgia 31329, telephone (912) 754-0754. Each filing person is a citizen of the United States and a director of Citizens Effingham, and Harry H. Shearouse is also the President and Chief Executive Officer of Citizens Effingham. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT CITIZENS EFFINGHAM AND ITS AFFILIATES.”

Item 4. Terms of the Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS— Requirements for Shareholder Approval,” “SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Recommendation of the Board of Directors; Fairness of the Going Private Transaction , —Effects of the Reclassification on Affiliates and —Federal Income Tax Consequences of the Reclassification,” and “APPROVAL OF THE ARTICLES OF AMENDMENT —Description of the Articles of Amendment and —Dissenters’ Rights.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered—Business Combination and —Recommendation of the Board of Directors; Fairness of the Going Private Transaction
—Substantive Fairness,” and “INFORMATION ABOUT CITIZENS EFFINGHAM AND ITS AFFILIATES —Transactions in Citizens Effingham Stock and —Related Party Transactions.”
Item 6. Purposes of the Transaction and Plans or Proposals
The shares of common stock reclassified to Series A Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:
(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Citizens Effingham or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Citizens Effingham or any subsidiary;

(3)	any material change in Citizens Effingham’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in Citizens Effingham’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Citizens Effingham’s corporate structure or business;

(6)	any class of Citizens Effingham’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Citizens Effingham common stock under the Exchange Act, any class of Citizens Effingham’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Citizens Effingham’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Potential Disadvantages of the Reclassification, —Pro Forma Financial Effect of the Reclassification, — Effects of the Reclassification on Citizens Effingham , —Effects of the Reclassification on Affiliates, —Information Applicable to Shareholders Generally, —Federal Income Tax Consequences of the Reclassification and —Determination of Fairness by Citizens Effingham Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”
Item 8. Fairness of the Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Going Private Transaction and —Determination of Fairness by Citizens Effingham Affiliates.”
Item 9. Reports, Opinions, Appraisals and Negotiations
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Going Private Transaction.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.
Item 10. Source and Amount of Funds or Other Consideration
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “APPROVAL OF THE ARTICLES OF AMENDMENT —Source of Funds and Expenses.”
Item 11. Interest in Securities of the Subject Company
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT CITIZENS EFFINGHAM AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in Citizens Effingham Stock.”
Item 12. The Solicitation or Recommendation
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS — Recommendation of the Board of Directors; Fairness of the Going Private Transaction.”
Item 13. Financial Statements
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices C and D thereto.

Item 14. Persons/Assets Retained, Employed, Compensated or Used
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS —Solicitation of Proxies.”
Item 15. Additional Information
Not applicable.
Item 16. Exhibits
1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	Citizens Effingham Bancshares, Inc. Financial Statements as of and for the Three Months ended March 31, 2006

Appendix D	Citizens Effingham Bancshares, Inc. Financial Statements as of and for the Year Ended December 31, 2005
(Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 333-07914.)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 14, 2006

CITIZENS EFFINGHAM BANCSHARES, INC.
By:	/s/ Harry H. Shearouse
Harry H. Shearouse
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Jon G. Burns	/s/ Thomas C. Strickland, Jr.

Jon G. Burns	Thomas C. Strickland, Jr.

/s/ Charles E. Hartzog	/s/ Mariben M. Thompson

Charles E. Hartzog	Mariben M. Thompson

/s/ Philip M. Heidt	/s/ Thomas O. Triplett, Sr.

Philip M. Heidt	Thomas O. Triplett, Sr.

/s/ W. Harvey Kieffer	/s/ H. Mitchell Weitman

W. Harvey Kieffer	H. Mitchell Weitman

/s/ C. Murray Kight	/s/ Wendel H. Wilson

C. Murray Kight	Wendel H. Wilson

/s/ Michael T. Lee	/s/ Harry H. Shearouse

Michael T. Lee	Harry H. Shearouse

EXHIBIT INDEX
1.	Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	Citizens Effingham Bancshares, Inc. Financial Statements as of and for the Three Months ended March 31, 2006

Appendix D	Citizens Effingham Bancshares, Inc. Financial Statements as of and for the Year Ended December 31, 2005
(Incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 333-07914.)